UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

8tracks, Inc.

(Exact name of issuer as specified in its charter)

Delaware	20-5727696
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

51 Sharon Street
San Francisco, California 94114
(Full mailing address of principal executive offices)

415-841-3260
(Issuer’s telephone number, including area code)

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

8tracks, Inc. (“we” or the “company”) was incorporated on October 13, 2006 under the laws of the State of Delaware and is licensed to do business in the state of California, where its principal offices are located. The company offers “crowd curated” internet radio. An estimated 1% of the company’s user base curates and publishes playlists; the other 99% visit the mobile applications or website to tune in. The business is supported primarily through advertising (native, video, and display) and secondarily through subscription.

As of the date of this filing, 8tracks is conducting an offering of up to $11,000,000 of Series A Preferred Shares for a total of 3,437,500 shares at $3.20 per share pursuant to Regulation A under the Securities Act of 1933, as amended. The company’s Offering Statement on Form 1-A was qualified by the SEC on June 3, 2016. The net proceeds of the offering, assuming the maximum amount of securities offered are sold, would be approximately $10 million. As of September 25, 2016, the company had sold 347,822 Series A Preferred Shares in the amount of $1,112,830.

Results of Operations

The following discussion of the company’s results for the six months ended June 30, 2016 is based on unaudited financial statements and thus may not reflect year-end adjustments, although in the opinion of management all adjustments necessary to the make the income statements not misleading have been included.

8tracks launched in August 2008 and began generating revenues in March 2009. 8tracks has generated revenues in each of the three prior fiscal years. Though we have realized net profits in the past, we currently operate at a net loss.

Revenue totaled $882,041 for the six months ended June 30, 2016 and $1,348,866 for the six months ended June 30, 2015, a decrease of $466,825 (34.6%). Our revenue is derived primarily from our advertising. Advertising revenue is the product of two unaudited metrics:

•	ATH, or aggregate tuning hours, the total number of hours of music content streamed by listeners during a month, and
•	RPM, or average revenue per thousand hours

We calculate advertising revenue for ad-based users as ATH x RPM, divided by 1,000. ATH reflects our scale of operations – how much consumer attention we command over the course of a month – and delivers the “fuel” for monetization through advertising or other revenue models. ATH is, in turn, the product of two unaudited metrics:

•	MAU, or monthly active users, the total number of people who visit the website or mobile apps during a month, and
•	Hours per user, the average level of ATH per MAU

1

ATH totaled 10.6 million in June 2016 and 22.4 million in June 2015, a decrease of 11.8 million (52.7%). This was largely attributable to a decline in MAU, which totaled 3.7 million in June 2016 and 6.6 million in June 2015, a decrease of 2.9 million (43.9%). We calculate MAU by tracking the number of unique people who visit our mobile apps (for which login is required) and website (for which login is not required but cookies are used for tracking). As a visitor could access our website from multiple computers or delete cookies on any one computer, MAU is an approximate gauge and could overstate the actual number of unique active users in a month.

The decline in MAU has been the most significant drag on our revenues over the past two years. We attribute the decline in MAU to both internal and external factors. Perhaps most significant, we have lacked sufficient financial resources to hire the required engineering, product and marketing talent to drive acquisition, conversion and retention of our users. Instead, we have focused on direct advertising sales and content acquisition in order to push for long-term profitability. In addition, we believe MAU has suffered as a result of shutting off streaming to listeners outside the US and Canada in February 2016, removing SoundCloud as an option for playlist creation in September 2015 (reducing in turn the magnitude of playlist creation and sharing), and the cannibalistic effect of Spotify’s growth, in particular from its introduction of the Discovery Weekly playlist feature in July 2015 and a free mobile offering in December 2013.

In contrast to ATH, RPM measures the efficacy with which we turn our consumer attention into revenue – particularly advertising revenue. Stated another way, RPM answers the question “How much revenue can we generate per hour (or per thousand hours) streamed?” The RPM we earn from advertisers depends on the mix and frequency of advertising types (e.g. display, video, native) presented to a user over the course of an hour, on average, and the average price of each ad type (typically based on “cost per thousand impressions” or CPM).

On an overall basis, RPM totaled $13.05 in the second quarter of 2016 and $9.72 in the second quarter of 2015, an increase of 34.2%. Over the past two years, we have focused on increasing RPM in the United States. Our sales team consists of 7 full-time contributors, including direct sellers in the United States and Canada, sales planning, account management, and advertising operations. Our sales team has sought to increase RPM by increasing the number and magnitude of campaigns sold directly and by selling ad types that command higher CPMs, including video ads and native ads. Native ads match the content of our platform and include bespoke sponsored playlists developed for or by brands. The sales team also works with premium partners (e.g., VICE) to sell ads. Our remaining ad inventory (remnant) is sold through ad networks or programmatic exchanges, which deliver relatively lower CPMs.

2

While advertising accounted for approximately 98% of our total revenue for the six months ended June 30, 2016 and for the six months ended June 30, 2015, subscription revenue from 8tracks+ (our ad-free offering) decreased to $14,000 (1.6% of total revenue) for the six months ended June 30, 2016 from $24,270 (1.8% of total revenue) the six months ended June 30, 2016. Due to limited resources, we have not focused on the subscription business model but believe it represents an area of significant potential growth. During the six months ended June 30, 2016 and for the six months ended June 30, 2015, revenue from sources other than advertising and subscription represented 0.6% or less of our total revenue.

Cost of revenue totaled $1,149,279 for the six months ended June 30, 2016 and $820,138 for the six months ended June 30, 2015, an increase of $329,141(40.1%), driven by an increase in content acquisition costs. Since January 2014, 8tracks has paid large pureplay webcaster royalty rates available under the Webcaster Settlement Act of 2009; in 2015, we paid a royalty of $0.0014 per stream. New statutory sound recording royalty rates took effect in January 2016 – a rate of $0.0017 per stream, a 21% increase over the 2015 rate — and will remain in place for the next five years, growing, if at all, based upon changes in the CPI index. In addition, the cost of revenue increase reflects the growing cost of hosting and streaming music resulting from our steady winding down of SoundCloud as a content source over the course of 2015.

Operating expenses totaled $1,519,388 for the six months ended June 30, 2016 and $1,721,339 for the six months ended June 30, 2015, a decrease of $201,951 (12%). The primary component of this decrease was a decrease of $191,660 (17%) in compensation & benefits due to a downsize in staffing and head count and voluntary salary reductions.

During this period, general & administrative costs remained relatively stable, decreasing just $3,106 (.7%) and professional fees increased by $10,023 (10%), due to costs associated with the company’s Regulation A offering as well as well as ongoing outsourced accounting work associated with financing.

As of September 25, 2016, the company had 19 full-time employees and 2 full-time contractors, representing approximately $159,000 in monthly operating expenses.

Our net loss totaled $1,864,703 for the six months ended June 30, 2016 and $1,194,194 for the six months ended June 30, 2015, an increase of $670,509 (56%), Our larger net loss was primarily driven by two factors, as noted above:

•	Decrease in revenue of 34.6%, itself due primarily to a decrease in MAU of 43.9%, as explained above
•	Increase in cost of revenue of 40.1%, reflecting an increase in our sound recording performance and reproduction royalty rate and an increase in hosting and streaming costs

Liquidity and Capital Resources

In April 2015, 8tracks entered into a loan agreement with Silicon Valley Bank, which issued two loans to the company: a revolving line of credit and a growth capital loan.

The revolving line of credit allows 8tracks to borrow up to $400,000 against 80% of eligible issued invoices. As of June 30, 2016, we owed $252,922 under this line of credit, which accrues interest at a variable rate equal to prime plus 1.75% (5.25% as of June 30, 2016). The line matures in April 2017 although earlier repayments are required as accounts receivable revenue is received.

The growth capital loan allows 8tracks to borrow up to $500,000. As of December 31, 2015, we owed the full $500,000 available under the loan, which accrues interest at a variable rate equal to prime plus 2.75% (6.25% as of December 31, 2015). However, beginning on January 1, 2016, 36 monthly payments of $13,889 principal, plus all accrued but unpaid interest at each payment date, are due monthly until maturity on December 1, 2018. As of June 30, 2016 we owed $416,667 under this loan, which we intend to continue to paid off monthly.

3

We have provided Silicon Valley Bank a warrant to purchase 25,712 shares at a strike price of $0.70.

The company obtained a Credibility Loan from WebBank, a Utah-chartered industrial bank, which was secured on company assets and a personal guarantee. The Credibility Loan was drawn on for $213,000 on June 2, 2016 with net cash received after fees and upfront interest of $146,250. As of June 30, 2016, we owed $ 198,850 under this loan. This loan is being paid back on a daily basis in the amount of $744.76 and will be repaid in full by July 2017.

8tracks closed its first institutional round of funding in October 2011. Through the sale of shares under Regulation D of the Series Seed Preferred Stock and the Series Seed 2 Preferred Stock, 8tracks received over $3.3 million. Investors in these offerings included venture firms and angels, such as Index Ventures, Andreessen Horowitz, SoftTech, 14W (backed by Len Blavatnik), Pete Tong, Steve Aoki and a number of individuals in the traditional and digital music sectors.

The company is currently is offering Series Seed 2 Preferred Stock under Regulation D to private investors and Series A Preferred Shares under Regulation A. Since June 30, 2016, and as of September 25, 2016, we have sold $599,096 of Series A Preferred Shares in the Regulation A offering.

Trend Information

As 8tracks has a significant concentration of its audience in the 18-24 (college) demographic, we typically observe higher levels of MAU and ATH between college midterms and finals each semester, in late first quarter and across the second quarter and in late third quarter and across the fourth quarter. Over time, we have also seen a steady shift to listening on mobile devices and we expect this trend to continue.

The advertising sales industry typically observes higher levels of advertising sales in the fourth quarter as advertisers promote products for the holidays.

As sound recording royalties – which comprise the vast majority of cost of revenue – are calculated on a per-play basis, and the platform averages 15 song plays per hour, we expect the cost of revenue to grow roughly in line with increases in ATH.

In light of the foregoing results and the company's liquidity position, the company is considering its strategic options, including the potential for sale, a shift in its revenue model to place greater emphasis on subscriptions, and adjusting staffing needs. The company anticipates updating its Offering Circular to reflect any changes that are made.

Item 2.

Not applicable.

4

Item 3.

8tracks, Inc.

A Delaware Corporation

Unaudited Financial Statements

June 30, 2016

December 31, 2015

& June 30, 2015

F-1

8TRACKS, INC.

F-2

8tracks, Inc.
BALANCE SHEETS
As of June 30, 2016 and June 30, 2015

	Jun-16 (Unaudited)	Dec-15 (Audited)	Jun-15 (Unaudited)
Assets
Current Assets:
Cash and Cash Equivalents	413,159	421,813	963,241
Restricted Cash	75,000	75,000	-
Accounts Receivable	586,973	1,138,021	847,711
Prepaid Expenses	29,496	41,540	66,194
Prepaid Royalties	10,522	17,426	29,224
Total Current Assets	1,115,150	1,693,800	1,906,430

Non-Current Assets:
Deposits - non current	19,000	-	-
SVB Reserve	4,086	-	-
Total Non-Current Assets	23,086	-	-

Property and Equipment:
Property and Equipment, at cost	76,283	70,304	51,744
Less: Accumulated Depreciation	(40,706)	(30,503)	(21,701)
Property and Equipment, net	35,577	39,801	30,042

Total Assets	1,173,813	1,733,601	1,936,471

F-3

8tracks, Inc.
BALANCE SHEETS
As of June 30, 2016 and June 30, 2015

	Jun-16 (Unaudited)	Dec-15 (Audited)	Jun-15 (Unaudited)

Liabilities and Stockholder’s Equity (Deficiency)
Liabilities:
Current Liabilities:
Accounts Payable	73,931	29,719	69,334
Accrued Expenses	64,661	44,392	(96,247)
Accrued Royalties	1,349,653	666,785	168,819
Deferred Revenue	9,238	10,987	15,553
Pending Investment	-	31,000	-
Notes Payable - Current Portion	451,771	166,667	-
Total Current Liabilities	1,949,253	949,550	154,460
Long-Term Liabilities
Notes Payable - Net of Current Portion	416,667	893,992	500,000
Total Liabilities	2,365,921	1,893,542	654,459

Stockholders' Equity (Deficiency):
Series A Preferred Stock (Convertible)	16	-	-
$0.0001 par, 160,464 shares authorized at the end of June 30, 2016. Convertible into one share of common stock
Series Seed Preferred Stock (Convertible)	228	228	228
$0.0001 par, 2,280,418 shares authorized at the end of June 30, 2016. Convertible into one share of common stock.
Series Seed-2 Preferred Stock (Convertible)	82	64	64
$0.0001 par, 821,016 shares authorized at the end of June 30, 2016. Convertible into one share of common stock
Common Stock	414	414	8,428
$0.0001 par, 10,100,000 shares authorized, 4,138,530 shares issues and outstanding at June 30, 2016 respectively.
Additional paid-in capital	4,100,375	3,337,445	3,284,071
Accumulated other comprehensive loss (1,845,129)	(34,863)	22,753
Accumulated deficit	(3,448,093)	(3,413,229)	(2,033,533)
Total Stockholders' Equity (Deficiency)	(1,192,107)	(109,941)	1,282,012

Total Liabilities and Stockholders' Equity (Deficiency)	1,173,813	1,733,601	1,936,471

F-4

8tracks, Inc.
STATEMENTS OF OPERATIONS
For the Periods ended June 30, 2016 and June 30, 2015

	Jun-16 (Unaudited)	Jun-15 (Unaudited)
Revenue:
Advertising	867,317	1,316,817
Subscriptions	14,000	24,270
Other Revenue	724	7,779
Total revenue	882,041	1,348,866
Costs of Revenue:
Cost acquisition costs	851,439	661,541
Other costs of revenue	297,840	158,597
Total costs of revenue	1,149,279	820,138

Gross Profit	(267,238)	528,728

Operating Expenses:
Compensation & benefits	958,038	1,149,698
General & administration	442,597	445,703
Professional services	111,899	101,876
Sales & marketing	6,854	24,062
Total Operating Expenses	1,519,388	1,721,339

Income (loss) from operations	(1,786,626)	(1,192,611)

Other Income (Expense)
Interest Income	19	-
Interest Expense	(78,096)	(1,583)
Total Other Income (Expense)	(78,077)	(1,583)

Net Income (Loss)	(1,864,703)	(1,194,194)

Weighted-average common shares outstanding	4,131,230	4,131,230
Basic and Diluted

Net Loss per common share	(0.45)	(0.29)
Basic and Diluted

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not missleading have been included.

F-5

8tracks, Inc.
STATEMENTS OF COMPREHENSIVE LOSS
For the Periods ended June 30, 2016 and June 30, 2015

	June 2016 (Unaudited)	June 2015 (Unaudited)
Net Loss (loss)
Other Comprehensive loss:	(1,864,703)	(1,194,194)
Change in foreign currency translation adjustment	19,573	(9,378)

Total comprehensive loss	(1,845,130)	(1,203,572)

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not missleading have been included.

F-6

8tracks, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the periods ended June 30, 2016 and December 31, 2015

	Series Seed Preferred Stock		Series Seed-2 Preferred Stock				Series A Preferred Stock			Accumulated		Total
	(Convertible)		(Convertible)		Common Stock		(Convertible)			Other		Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	APIC	Comprehensive Loss	Accumulated Deficit	Equity (Deficiency)

Balance at December 31, 2014	2,280,418	228	643,776	64	4,117,698	412			3,284,196	(2,901)	(804,305)	2,477,694
Stock based compensation									45,360			45,360
Offering costs												-
Issuance of preferred stock												-
Exercise of stock options												-
Other comprehensive loss									7,890	(9,378)		(1,488)
Net Loss											(1,194,194)	(1,194,194)
Balance at June 30, 2015	2,280,418	228	643,776	64	4,138,530	412	-	-	3,337,445	(34,863)	(3,413,229)	1,327,372

Stock based compensation												-
Offering costs									(137,639)			(137,639)
Issuance of preferred stock			177,240	18			160,464	16	891,355			891,389
Exercise of stock options					20,832	2			9,214			9,216
Other comprehensive loss										3,011		3,011
Net Loss											(3,297,433)	(3,279,433)
Balance at June 30, 2016	2,280,418	228	821,016	82	4,138,530	414	160,464	16	4,100,376	(15,290)	(5,277,932)	(1,192,106)

F-7

8tracks, Inc.
STATEMENTS OF CASH FLOWS
For the semesters ended June 30, 2016 and June 30, 2015

	Jun-16 (Unaudited)	Jun-15 (Unaudited)
Cash Flows From Operating Activities
Net Income (Loss)	(1,864,703)	(1,194,194)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and Amortization	10,203	7,124
Stock Compensation expense
Changes in operating assets and liabilities:
(Increase)/Decrease in restricted cash	0	0
(Increase)/Decrease in accounts receivable	551,048	567,307
(Increase)/Decrease in prepaid expenses	12,044	(35,065)
(Increase)/Decrease in prepaid royalties	6,904	(21,458)
(Increase)/Decrease in other assets	(23,086)	(2,000)
Increase/(Decrease) in accounts payable	44,211	(20,569)
Increase/(Decrease) accrued expenses	20,269	(160,165)
Increase/(Decrease) accrued royalties	682,868	(189,300)
Increase/(Decrease) in deferred revenue	(1,749)	-
Net Cash Used in Operating Activities	(561,991)	(1,048,321)

Cash Flows from Investing Activities
Purchase of property and equipment	(5,978)	(11,753)
Net Cash Used In Investing Activities	(5,978)	(11,753)

Cash Flows from Financing Activities
Proceeds from pending investment	(31,000)	-
Proceeds from issuance of growth capital note payable	(307,737)	-
Proceeds from issuance of revolving note payable	198,850	-
Repayments on revolving note payable	(83,333)	500,000
Proceeds from issuance of Common Stock	-	8,016
Proceeds from issuance of Series Seed 2	18	-
Proceeds from issuance of Series A Preferred	16	-
Proceeds from APIC	900,570	-
Proceeds from exercise of stock options	-	-
Offering costs	(137,639)	(125)
Net Cash Provided By Financing Activities	539,743	507,891

Effect of Foreign Currency Translation Adjustments	19,573	(9,378)

Net Change in Cash	(8,654)	(561,560)

Cash Beginning of Period	421,813	1,524,801
Cash End of Period	413,159	963,241

Supplement Disclosure of Cash Flow Information
Cash paid for Interest	78,096	1,583

F-8

NOTE 1: NATURE OF OPERATIONS

8tracks, Inc. (the “Company”) was incorporated on October 13, 2006 under the laws of the State of Delaware and is licensed to do business in the state of California, where its principal offices are located. The Company offers “crowd curated” internet radio. An estimated 1% of its user base curates and publishes playlists; the other 99% visit the mobile applications or website to tune in. The business is supported primarily through advertising (native, video, and display) and secondarily through subscription.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC). All of the Company's operations are considered one operating segment.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The financial statements are assembled in conformity with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents, Investments, and Concentration of Cash Balance

The Company classifies all highly liquid investments purchased with maturity of three months or less to be cash equivalents. The Company classifies investments as either short-term or long-term based on each instrument's underlying contractual maturity date. Investments with maturities of twelve months or less are classified as short-term and those with maturities greater than twelve months are classified long-term. At times during the interim, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits.

Cash, cash equivalents, and restricted cash consisted of the following:

	Jun-16	Dec-15	June-15
Cash	412,828	416,522	416,522
Money market funds (restricted cash)	75,000	75,000	-
Foreign currency	331	5,291	-
Cash and cash equivalents and restricted cash	488,159	496,8113	963,241

Our short-term money market investments are classified as cash equivalents. No unrealized gains or losses were recognized during the periods ended June 30, 2015 through June 30, 2016.

F-9

Foreign Currency is denoted in Canadian Dollars (CAD) and converted into U.S. Dollars (USD). The June 30, 2015 balance was converted into United States Dollar using a rate of 1.34002 CAD per USD.

The Company had entered into a cash collateral agreement in connection with a credit card account. As of June 30, 2016, $75,000 of cash held was restricted as collateral on the credit card balance.

Fair Value of Financial Instruments

FASB ASC 825, "Financial Instruments" requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported on the balance sheet for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

As defined in FASB ASC 820, "Fair Value Measurements", fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. All investments held at December 31, 2015 and 2014 are classified as Level 1 within the fair value hierarchy.

F-10

Accounts Receivable

The Company invoices at the beginning of each reporting period based on the amount of accrued revenue from the previous period. Payments received can lag between 1 to 3 months from invoice date. Several contracts are denoted in foreign currencies and have been converted as of the date of the invoice at conversion rates then in effect.

Property and Equipment

Property and equipment is carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year’s earnings.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. There were no material write-offs during the periods June 30, 2016 through June 30, 2015.

	Jun-16	Dec-15	Jun-15
Computer & Equipment	60,958	54,980	44,695
Furniture & Fixtures	15,325	15,324	7,049
	118,805	70,304	51,744
Accumulated Depreciation	(40,706)	(30,503)	(21,701)
Property & Equipment, net	78,099	39,801	30,042
Depreciation Expense	10,203	15,925	7,124

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

F-11

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Advertising Revenue

The Company generates advertising revenue primarily from audio, display, and video advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis. In determining whether an arrangement exists, we ensure that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. Revenue is generally recognized based on delivery information from campaign trafficking systems.

The Company also generates advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, agencies and brokers are provided the ability to sell advertising inventory on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, we do not set the pricing and do not establish or maintain the relationship with the advertisers.

Subscription and Other Revenue

Subscription and other revenue is generated primarily through the sale of a premium version of the Company’s service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers six month and annual subscription options. Revenues under these arrangements are recognized over the term of the subscription.

F-12

Multiple-element arrangements

The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another. We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met.

Cost of Revenue - Content Acquisition Costs:

Content acquisition costs principally consist of royalties paid for streaming music or other content to our listeners. Royalties are currently calculated using negotiated rates documented in agreements. The majority of our royalties are payable based on a fee per public performance of a sound recording, while in other cases our royalties are payable based on a percentage of our revenue or a formula that involves a combination of per performance and revenue metrics. For royalty arrangements under negotiation, we accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available.

During the years December 31, 2015 and December 31, 2014, the Company reported royalties based on playback of at least 30 seconds of a song. Subsequent to December 31, 2015 and December 31, 2014, the Company revised its policy to report royalty obligations based on playback of any portion of a song, which will result in higher “costs of revenue – content acquisition costs” on the Statement of Operations in future periods. This matter is further discussed in Note 8 to these financial statements.

Compensation & Benefits

Compensation and benefits consists primarily of employee-related costs, including salaries, commissions and benefits related to employees, health insurance, recruiting, and payroll taxes.

Sales and Marketing

Sales and marketing expenses include transaction processing commissions on subscription purchases through mobile app stores, external sales and marketing expenses such as brand marketing, public relations expenses, costs related to music events, agency platform, and media measurement expenses.

General and Administrative

General and administrative consists primarily of internal information technology, rent, utilities, travel, bad debt expense, subscriptions and software licenses, depreciation, and other administrative expenses.

Professional Services

Professional services costs include outside legal, accounting services, and outside consultants and contractors.

F-13

Stock-Based Compensation

The Company has established a stock-based incentive program as discussed in more detail in Note 6. The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following items on the basis of common shares upon full conversion as of December 31, 2015 and 2014:

	2015	2014

Preferred Stock	2,924,194	2,924,194
Stock Options	1,187,740	446,463
Common Stock Warrants	25,712	-
	4,137,646	3,370,657

F-14

All potentially dilutive securities are anti-dilutive for the years ended December 31, 2015 and 2014, and therefore, diluted net loss per share is the same as basic net loss per share for each year.

Concentrations on Accounts Receivable

The Company has concentrations of credit risk related to trade receivables where Havas Media New York represents 36% of the accounts receivable balance as of June 30, 2016. Additionally, Mindshare New York and Vice Media Group represent 20% and 13% of the accounts receivable balance as of June 30, 2015, respectively. If one or more of these vendors did not satisfy their obligations, it could have a material impact on the Company.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. No offering costs are capitalized as of June 30, 2015 or 2014.

NOTE 3: NOTES PAYABLE

In April 2015, the Company entered into a loan agreement with Silicon Valley Bank which issued two loans to the Company: Revolving Loan and Growth Capital Loan.

Revolving Loan: The loan is based off of the Company’s eligible account receivables balance, and allows for borrowing of up to the lessor of $2,000,000 or the borrowing base (defined in the agreement as eligible accounts receivable multiplied by 80%). The loan balance as of June 30, 2016 was $0. The balance of the original loan was rolled into a new loan balance. The ending balance of the new loan is $252,922 as of June 30, 2016. The loan matures two years after issuance on April 28, 2017 and has a variable interest rate of prime plus 1.75% (5.25% as of June 30, 2016). The revolving line may be terminated prior to the stated maturity date (April 28, 2017) date upon: (i) by borrower, effective three business days after written notice to the lender (subject to a $20,000 fee for early termination if within the first year of the note agreement); (ii) by the lender at any time after the occurrence and during the continuance of an event of default. No payments are due on this loan prior to the maturity date, subject to the maximum loan amount and compliance with all other provisions of the agreement. The lender may suspend advances at its discretion. The loan is secured by the all of the Company’s assets and its accounts receivable.

Growth Capital Loan: The Growth Capital Loan allowed for up to two advances through December 31, 2015 in an amount not to exceed $500,000. The Company had drawn the full $500,000 during 2015 and this amount remained outstanding as of December 31, 2015. This loan bears a variable interest rate of prime plus 2.75% (6.25% as of December 31, 2015). Interest only payments were required commencing on June 1, 2015, and continued monthly thereafter for the duration of the interest-only period, which ended December 31, 2015. Thereafter, commencing on January 1, 2016, 36 monthly payments of $13,889 principal, plus all accrued but unpaid interest at each payment date, are due monthly until maturity on December 1, 2018. Prepayment is allowed without penalty and mandatory prepayment of all outstanding principal and accrued interest, penalties, and fees is triggered by default under the terms of the agreement. A default interest rate of an additional 5% becomes applicable in the event of a default event, as defined in the agreement. The loan is secured by substantially all assets of the Company.

F-15

Credibly Loan: The Credibility Loan was drawn on for $213,000 on June 2, 2016 with net cash received after fees and upfront interest $146,250 This loan is being paid back on a daily basis in the amount of $744.76 and will be repaid in full by July 2017. The loan obtained through Credibly is made by WebBank, a Utah-chartered industrial bank, and is secured on company assets and a personal guarantee

Interest expenses were paid to date as of June 30, 2016. Total interest expense on the loans was $78,096 as of June 30, 2016.

The loans are subject to various covenants, including reporting covenants, borrowing base eligibility covenants, and negative covenants limiting the Company’s rights to dispose of assets, changes of control, adding new offices or business locations without prior authorization of the lender, change of jurisdictions, legal name, or organizational structure, moving collateral, and other items as defined in the agreement. All accounts receivable are sent to a lockbox in the custody of the lender.

Common stock warrants were issued in conjunction with these notes, as described in Note 6.

The following schedule presents the Company’s notes payable principal due by maturity year:

2016	$415,667
2017	416,667
Total	$832,334

NOTE 4: STOCKHOLDERS’ EQUITY

On May 24, 2016, the Company amended and restated its Articles of Incorporation, changing the authorized shares to: 20,000,000 shares of Common Stock, $0.0001 par value per share, and 7,950,000 shares of Preferred Stock, $0.0001 par value per share, of which 2,500,000 designated as Series Seed Preferred Stock, 1,850,000 shares are designated as Series Seed 2 Preferred Stock, and 3,600,000 of those shares are designated as Series A Preferred Stock.

On June 3, 2016, the Company was qualified by the Securities and Exchange Commission on June 3, 2016 to commence sales of shares of the company under a Regulation A Tier 2 offering of up to 3,437,500 shares of Series A Preferred Shares at a price of $3.20 per share. The offering is being conducted on a best-efforts basis without any minimum target and the maximum offering is for 3,437,500 shares. If completed, the offering would raise a maximum of $11,000,000 in capital for the Company. The company is actively engaged in sale of shares to the public.

In January 2016, the Company issued a common stock warrant for 4,132 shares of common stock at an exercise price of $0.70. The warrant expires in January of 2026. In February 2016, the Company issued 145,196 shares of Series Seed-2 Preferred Stock at a price of $2.1824, providing investment proceeds of $316,876. This filing granted preferred stockholders certain rights and privileges in the event of a liquidation event including a liquidation preference equal to the greater of: a) original purchase price (defined as $0.8833 per share for Series Seed Preferred Stock and $2.1824 per share for Series Seed-2 Preferred Stock, both adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends; b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation event. It also established conversion rights where each share of preferred stock is convertible at the option of the holder, without payment of additional consideration, at any time, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original purchase price for such share of preferred stock by the conversion price for such share of preferred stock in effect at the time of the conversion. The conversion price for each share of preferred stock shall mean the original issue price for such share of preferred stock, with certain dilution protections for stock splits, combinations, or other similar transactions. Additionally, in 2016 Series A preferred stock was issued for 160,464 shares. The investment proceeds of this filing were $513,734.

F-16

Common Stock

4,133,530 and 4,138,530 shares of common stock are outstanding as of June 30, 2016 and June 30, 2015, respectively. Issuances of common stock during the years ended December 31, 2015 and 2014 were 20,832 and 29,749 shares, both respectively, related to the exercise of stock options. These stock option exercises provided proceeds of $9,216 and $7,140 for the years ended December 31, 2015 and 2014, respectively.

Certain founder shares were subject to restricted stock purchase agreements where shares were vested over a period of time of continuous service. As of December 31, 2015 and 2014 all such shares were fully vested.

Preferred Stock

As of June 30, 2016, 160,464 shares were issued and outstanding for a Series A preferred stock.

3,101,434 Shares of preferred stock are outstanding as of each December 31, 2015 and 2014. These shares were designed as 2,280,418 shares of Series Seed Preferred Stock and 643,776 shares of Series Seed-2 Preferred Stock, as of each December 31, 2015 and 2014. 643,776 shares of Series Seed-2 Preferred Stock were issued at $2.1824 per share, providing proceeds of $1,405,000, during the year ended December 31, 2014.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2006 Stock Plan, as Amended and Restated (the “Plan”), which provides for the grant of shares of stock options, stock purchase rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted during the life of the plan is 2,546,404 and 1,492,659 as of December 31, 2015 and 2014, respectively, with the increase approved by the Company in January of 2015. The option exercise price is generally granted at the underlying stock’s fair market value at the date of the grant, and the maximum term of an option is ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 320,227 and 28,591 as of December 31, 2015 and 2014, respectively. Total shares granted over the life of the plan amounted to 2,767,157 and 1,862,311, with 540,980 and 398,243 of forfeitures added back into the plan, as of December 31, 2015 and 2014, all respectively. Additionally, 755,500 stock purchase rights were issued and exercised prior to creation of the 2006 Stock Plan.Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2015 and 2014 is as follows:

F-17

	December 31, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	446,463	$0.37	430,677	$0.24
Granted	904,846	$0.70	136,000	$0.70
Exercised	(20,832)	$0.44	(29,749)	$0.24
Forfeited	(142,737)	$0.62	(90,465)	$0.29
Outstanding - end of year	1,187,740	$0.59	446,463	$0.37

Exercisable at end of year	431,936	$0.43	261,038	$0.31

Weighted average remaining vesting term on unvested options (months)	36		23

Weighted average grant date fair value of options granted during year	$0.29		$0.29

Weighted average duration to expiration of outstanding options at year-end (months)	9		9

Aggregate Intrinsic Value	$130,087		$147,413

Stock Comp Expense	44,160		15,087
Unrecognized Stock Comp	$79,693		$37,311
Duration	36		23

Total Granted Under Plan

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option-pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the weighted-average vesting period and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

Stock-based compensation expense of $44,160 and $15,087 was recognized under FASB ASC 718 for the years ended December 31, 2015 and 2014, respectively. Total unrecognized compensation cost on outstanding stock option awards amounted to $216,537 and $37,311, which will be recognized over a weighted average remaining vesting period of 36 months and 23 months, as of December 31, 2015 and 2014, all respectively.

F-18

Warrants

In conjunction with the debt financing discussed in Note 4, stock warrants were granted in April 2015 for 12,856 shares of common stock at an exercise price of $0.70, with certain dilution protections in the case of stock dividends, stock splits, and similar dilutive events. The stock warrant agreement further authorized the issuance of an additional 12,856 stock warrants upon funding of the growth capital loan discussed in Note 4. Therefore, the total outstanding stock warrants under this arrangement as of December 31, 2015 were 25,712. The warrants expire after a ten year term in April 2025. The warrants allow for cashless exercise at the number of shares derived by multiplying the number of shares granted in the warrant by the result of dividing the difference between the exercise date fair value per share and the warrant exercise price by the exercise date fair value per share. The warrants were valued by the Company at the grant date using the Black-Scholes model and were determined to have a trivial fair value, and therefore the fair value of the warrants issued was not recorded.

NOTE 6:  INCOME TAXES

For the periods ended June 30, 2016 and 2015, the Company did not record an income tax benefit because it has a three year cumulative loss as of December 31, 2015, incurred a substantial taxable loss in 2015, and has not produced taxable income in excess of its net operating loss carryfoward in recent years. Therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward, and accordingly, the Company recorded a full valuation allowance against its deferred tax assets of $2,088,204 and $1,423,815 as of June 30, 2016 and December 31, 2015. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance. Deferred tax assets and liabilities are as follows:

	June - 2016	Dec - 15
Deferred tax assets:
Share-based compensation expense	$-	$-
Net operating loss carryforward	2,083,462	1,418,697
Other	-	-
Deferred tax liabilities:
Property and equipment	4,742	5,118
Deferred tax asset	2,088,204	1,423,815
Valuation allowance	(2,088,204)	(1,423,815)
Net deferred tax asset	$-	$-

As of June 30, 2016 and December 31, 2015, the Company had federal net operating loss carryforwards of $4,939,931 and $2,977,351, respectively, which will begin to expire in 2031. At June 30, 2016 and December 31, 2015, the Company had state net operating loss carryforwards of $3,320,016 and $2,442,693, respectively, which will begin to expire in 2031.

	June - 2016	Dec - 15

Statutory U.S federal tax rate	34.00%	34.00%
State and local income taxes - net of federal benefit	5.83%	5.83%
Valuation Allowance	-39.83%	-39.83%

F-19

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.  The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: RELATED PARTY TRANSACTIONS

Operating Lease

The Company leases three office spaces under a month-to-month operating lease with a related party (significant investor in the Company). Rent expense paid under this arrangement was $84,797 and $58,376 for the period ended June 30, 2016 and 2015, respectively. The monthly rent rate in effect as of June 30, 2016 and 2015 was $14,400 and $7,446, respectively.

NOTE 8: CONTINGENCIES

The Company calculates and pays royalties based on playback of at least 30 seconds of a song. The terms of the U.S. compulsory license for webcasting could be interpreted to trigger a royalty based on playback of any portion of a song.  In addition, while the Company's service is intended for, marketed to, and actively monetized in only the U.S. and Canada, where sound recording and music composition royalties are paid to the applicable collection societies, any internet user, irrespective of location, has historically had access to 8tracks.

These factors represent unasserted potential claims against the Company which could result in losses to the Company in material amounts for the years in which the Company utilized this royalty methodology and streamed its programming.  An accrual for a loss contingency was not made because the conditions described in FASB ASC 450-20-25-2 regarding probability of a loss have not been met and the amount of the potential loss cannot be reasonably estimated.

Subsequent to December 31, 2015, the Company revised its policy to report royalty obligations based on playback of any portion of a song, which will result in higher “costs of revenue – content acquisition costs” on the Statement of Operations in future periods, though an estimate of the expected increase is not readily determinable.  The Company began blocking access to its streaming outside the US and Canada in February 2016.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt these provisions.

F-20

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-9, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-9”). ASU 2014-9 outlines a single comprehensive model for entities to use in accounting for revenue. Under the guidance, revenue is recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for non-public entities with annual reporting periods beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance.  We are currently evaluating implementation methods and the effect that implementation of this standard will have on our consolidated financial statements upon adoption.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

In August of 2016, there was an additional raise of Series A funding of 95,763 shares in the amount of $306,242. Net of offering costs the total amount of funds raised was $280,673.

In September of 2016, there was an additional raise of Series A funding of $292,854. This raise was for an additional 91,517 shares for a total amount of $267,705 net of fees.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through June 30, 2016.

F-21

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Amended and Restated Certificate of Incorporation	1-A	2.1	May 25, 2016
2.2	Bylaws	1-A	2.2	May 12, 2016
3	Amended and Restated Investors’ Rights Agreement	1-A		May 12, 2016
4	Form of Subscription Agreement	1-A	4	May 12, 2016
5.1	SoundExchange Agreement	1-A	5.1	May 12, 2016
5.2	2006 Stock Plan	1-A	5.2	May 12, 2016

5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28 2016.

8tracks, Inc.

By: /s/ David Porter

Name: David Porter
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Porter
David Porter, Chief Executive Officer and Sole Director
Date: September 28, 2016

/s/ Sam Filer
Sam Filer, Principal Financial Officer and Principal Accounting Officer
Date: September 28, 2016

6